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                                                               Exhibit 99
HERSHEY FOODS NEWS

Public Relations Department - Hershey Foods Corporation
100 Crystal A Drive - Hershey  PA  17033-0810

                                                            CONTACT:
                                                            Natalie D. Bailey
                                                            717-534-7631
                                                            FINANCIAL CONTACT:
                                                            James  A. Edris
                                                            717-534-7552
March 25, 1994




Hershey, Pa. - Hershey Foods Corporation announced today that it expects earnings for the first quarter ending April 3, 1994, to be below the record $.71 per share earned before accounting changes and the one-time gain from the sale of the Corporation's Freia Marabou investment in the first quarter of 1993. When viewed in the context of the last six months, however, the Corporation's earnings are expected to be similar to the corresponding six-month period a year earlier.

"Last year's first quarter produced strong volume gains especially for our largest division, Hershey Chocolate U.S.A., making this year's comparison more difficult," said Kenneth L. Wolfe, Chairman and Chief Executive Officer.
"In 1994 an earlier Easter and the timing of certain year-end promotions shifted some sales into the fourth quarter of 1993. In addition, our operations in the first quarter were hampered by adverse weather conditions.

"While there has been sluggishness in the U.S. confectionery market throughout much of 1993, there are some recent signs that growth is resuming for the category, and the most recent data available indicate that we continue to gain share in the U.S. confectionery market.

"From time to time the seasonality of our business causes earnings to shift on a quarterly basis, but we expect 1994 to be another good year for the Corporation," Wolfe concluded.